DD 11/29



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27639

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/11** (mm/dd/yy) AND ENDING **9/30/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Caldwell Securities, Incorporated**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Liberty Ship Way #3200
(No. and Street)

Sausalito	**CA**	**94965-1757**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Helmer **415-962-2526**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek,**	**California**	**94596**
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 12/17

OATH OR AFFIRMATION

I, **Joseph F. Helmer**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Caldwell Securities, Incorporated**, as of **September 30, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature



Title


MARTIN KONOPASKI
COMM. # 1885826
NOTARY PUBLIC-CALIFORNIA
MARIN COUNTY
MY COMM. EXP. APR. 15, 2014



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Caldwell Securities, Incorporated

Annual Audit Report

September 30, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Caldwell Securities, Incorporated

Annual Audit Report

September 30, 2012

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Caldwell Securities, Incorporated

September 30, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Stockholders
Caldwell Securities, Incorporated
Sausalito, California

We have audited the accompanying statement of financial condition of Caldwell Securities, Incorporated (the "Company") as of September 30, 2012 and the related statements of income (loss), changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Caldwell Securities, Incorporated as of September 30, 2012, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.



November 5, 2012

Caldwell Securities, Incorporated

Statement of Financial Condition

September 30, 2012

Assets	
Cash and cash equivalents	$ 18,671
Due from clearing broker	40,142
Accounts receivable	3,651
Income taxes receivable	3,100
Secured demand notes	620,000
Prepaid expenses and other assets	8,795
Property and equipment, net of $34,541 accumulated depreciation	18,540
Total Assets	$ 712,899

Liabilities and Stockholders' Equity	
Liabilities	
Accounts payable and accrued liabilities	$ 18,791
Accrued compensation	17,791
Accrued commission	4,007
	40,589
Commitments, Contingencies and Guarantees	
Subordinated borrowings	620,000
Stockholders' Equity	
Common stock (no par value;10,000 shares authorized;	
100 shares issued and outstanding)	1,000
Additional paid in capital	5,000
Retained earnings	46,310
Total Stockholders' Equity	52,310
Total Liabilities and Stockholders' Equity	$ 712,899

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Income (Loss)

For the year ended September 30, 2012

Revenue	
Investment advisory fees	$ 846,860
Investment banking fees	78,570
Commission revenue	40,898
Other income	85,823
Total Revenue	1,052,151
Operating Expenses	
Compensation and benefits	471,368
Commissions	285,046
Professional fees	72,935
Information services	24,909
Rent	24,000
Clearing fees	23,722
Bad debt expense	6,085
Depreciation	5,695
Other operating expenses	149,952
Total Expenses	1,063,712
Loss Before Income Taxes	(11,561)
Income tax provision	800
Net Loss	$ (12,361)

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Changes in Stockholders' Equity

For the year ended September 30, 2012

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
September 30, 2011	$ 1,000	$ 5,000	$ 58,671	$ 64,671
Net loss	-	-	(12,361)	(12,361)
September 30, 2012	$ 1,000	$ 5,000	$ 46,310	$ 52,310

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Cash Flows

For the year ended September 30, 2012

Cash Flows from Operating Activities		
Net loss	$	(12,361)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Bad debt		6,085
Depreciation		5,695
(Increase) decrease in:		
Due from clearing broker		(30,059)
Accounts receivable		(5,786)
Income taxes receivable		(3,100)
Prepaid expenses and other assets		18
Increase (decrease) in:		
Accounts payable and accrued liabilities		9,220
Accrued compensation		17,791
Accrued commission		611
Taxes payable		(7,259)
Net Cash Used by Operating Activities		(19,145)
Cash Flows from Investing Activities		
Purchase of property and equipment		(1,774)
Net Cash Used by Investing Activities		(1,774)
Net Decrease in Cash and Cash Equivalents		(20,919)
Cash and cash equivalents at beginning of year		39,590
Cash and Cash Equivalents at End of Year	$	18,671

Non-cash investing and financing activity:		
Secured demand note and related collateral issued	$	500,000

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

September 30, 2012

Subordinated liabilities at September 30, 2011	$	120,000
Subordinated liabilities at September 30, 2012		620,000
Increase in subordinated liabilities	$	500,000

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated

Notes to the Financial Statements

September 30, 2012

1. Organization

Caldwell Securities, Incorporated (the "Company") was incorporated on February 16, 1982, and began operations on June 1, 1982. The Company is currently located in Sausalito, California. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and clears its securities transactions through its correspondent broker, Wedbush Securities Inc. The Company's primary source of revenue is providing fee-based investment advisory services to customers in northern California, who are predominately middle to upper income individuals and their estates, trusts, pensions and retirement plans.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. Cash equivalents exclude cash held as collateral for any corporate obligation. Cash equivalents and short-term investments are stated at cost which approximates market value.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment
Property and equipment is carried at cost. Depreciation is calculated using the straight-line method and declining balance method over the estimated useful life of 5 years.

Investment Advisory Fees
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Investment Banking Fees
Investment banking revenues are earned from providing placement services. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

3. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which require recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2008 and 2007, respectively. Income tax expense shown in the accompanying statement of income consists of current federal and California taxes of $0 and $800, respectively. Income tax receivable shown in the accompanying statement of financial condition consists of federal and California taxes of $1,100 and $2,000, respectively. Deferred tax assets and liabilities of the Company are mainly due to federal and state depreciation and net operating loss carryforward differences that were not significant at September 30, 2012.

The Company uses a loss contingencies approach for evaluating uncertain tax positions and continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At September 30, 2012, the Company's net capital was $641,875, which exceeded the requirement by $636,875.

5. Related Party Transactions

Subordinated Borrowings

The Company has a $120,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the National Association of Securities Dealers ("NASD") in 2007. The non-interest bearing note expires on January 31, 2017, and is secured by a security with a market value of $306,928 at September 30, 2012. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company has a $500,000 secured demand note collateral agreement subordinated to claims of general creditors pursuant to an agreement approved by the FINRA in 2012. The non-interest bearing note expires on September 30, 2016, and is secured by securities with a total market value of $1,397,597 at September 30, 2012. The subordinated loan is with a majority stockholder and is allowable in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that it is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. Commitment

Buy-Sell and Guardian Agreement

The Company entered into an agreement to purchase substantially all of the assets of and provide financial services for the clients of a registered investment advisor's (the "Advisor") financial services business under certain mandatory purchase and guardian obligations. In the event of death or disability of the Advisor, the Company is obligated to purchase substantially all of the assets of the financial services business based on an earn-out arrangement. In the event of temporary disability, injury or illness of the Advisor, the Company is obligated to provide financial services, planning and advice on a temporary basis, for a period not to exceed six months in one calendar year. The agreement will terminate on the earliest of July 22, 2020, the transfer of assets to a party other than the Company, written agreement, or breach of contract as defined.

7. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

8. Subsequent Events

On October 2, 2012, the Company entered into an asset purchase agreement with Wellington Securities, Inc. ("Wellington") whereby Wellington will transfer its client accounts and associates to the Company. As full consideration, the Company agrees to pay Wellington twenty-five percent of commissions and fees that the Company receives as a result of the production and services of Wellington for a period of thirty-two quarters. As of November 5, 2012, the Company was in compliance with its net capital requirement.

The Company has evaluated subsequent events through November 5, 2012, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Caldwell Securities, Incorporated
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of September 30, 2012

Net Capital		
Total stockholders' equity	$	52,310
Liabilities subordinated to claims of general creditors allowed in this computation		620,000
Less: Non-allowable assets		
Income tax receivable		3,100
Prepaid expenses and other assets		8,795
Property and equipment, net		18,540
Total non-allowable assets		30,435
Net Capital		641,875
Net minimum capital requirement of 6 2/3 % of aggregate indebtedness of $40,589 or $5,000, whichever is greater		5,000
Excess Net Capital	$	636,875

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of September 30, 2012)

Net capital, as reported in Company's Part II of Form X-17A-5 as of September 30, 2012	$	639,787
Increase in stockholders' equity		9,938
Increase in non-allowable assets		(7,850)
Net Capital Per Above Computation	$	641,875

See independent auditor's report and accompanying notes.

Caldwell Securities, Incorporated
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended September 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are cleared through Wedbush Securities Inc. or otherwise processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended September 30, 2012

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Stockholders
Caldwell Securities, Incorporated
Sausalito, California

In planning and performing our audit of the financial statements and supplemental schedules of Caldwell Securities, Incorporated. (the "Company"), as of and for the year ended September 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the year ended September 30, 2012, and this report does not affect our report thereon dated November 5, 2012.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



November 5, 2012

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholders
Caldwell Securities, Incorporated
Sausalito, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2012, which were agreed to by Caldwell Securities, Incorporated (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2012 noting $52,861 less income was reported on the Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting $52,861 more adjustments should be reported on Form SIPC-7; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



November 5, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027639 FINRA SEP
CALDWELL SECURITIES INC
30 LIBERTY SHIP WAY STE 3200
SAUSALITO CA 94965-3327

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Christopher W. Anderson 415-367-4982

2. A. General Assessment (item 2e from page 2) $ 2,357

B. Less payment made with SIPC-6 filed (exclude interest) (1,045)

Apr 27, 2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,312

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,312

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Caldwell Securities, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 24 day of October, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2011** and ending **9/30/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 999,290
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	32,957
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	23,722
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	~~56,679~~ cur
Total deductions	56,679
2d. SIPC Net Operating Revenues	$ 942,611
2e. General Assessment @ .0025	$ 2,357 (to page 1, line 2.A.)